ALDERON IRON ORE CORP.
(the “Corporation”)
Annual General Meeting of Shareholders
July 29, 2014

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	86,402,465
Total issued and outstanding Common Shares as at record date:	130,144,167
Percentage of issued and outstanding Common Shares represented:	66.39%

General Business

1.	KPMG LLP, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

2.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

•	Mark J. Morabito
•	Tayfun Eldem
•	David J. Porter
•	John A. Baker
•	Brian F. Dalton
•	John Vettese
•	Lenard F. Boggio
•	Diana Walters
•	Zheng Liangjun
•	Tian Zejun
•	Adrian Loader
•	Ian Ashby

3.	The conversion of the loan from Liberty Metals & Mining Holdings, LLC was ratified, confirmed and approved.

4.	The Corporation’s Advance Notice Policy was ratified, confirmed and approved.

5.	The Corporation’s Amended Stock Option Plan and all unallocated options issuable pursuant to the Amended Stock Option Plan was approved and authorized until July 29, 2017.

No other business was voted upon at the Meeting.

Dated:  July 30, 2014